REGI U.S., INC.
|REG TECHNOLOGIES INC.
      #240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.regtech.com

NEWS RELEASE

     REGI U.S., Inc.
(the “Company” or “REGI”)

REGI U.S., INC., REG TECHNOLOGIES INC.
ANNOUNCE PROOF-OF-CONCEPT PUMP

For Immediate Release: October 18, 2007. Vancouver, BC - REGI U.S., Inc. (OTC BB: RGUS, Frankfurt Stock Exchange: RGJ) and Reg Technologies, Inc. (TSX Venture Exchange: RRE, OTC BB: REGRF) are pleased to announce the completion of a prototype, proof-of-concept pump. Robert Grisar, Vice President of Engineering for the RadMax™ / Rand Cam™ technology, reports it is suitable for supporting demonstration to potential customers. It proves performance that a RadMax™ Pump is a positive displacement device, capable of processing approximately twice its internal volume every revolution. This means that a production unit could have identical performance with half the size and weight of any competitive unit. Reduction of weight is a significant performance parameter for all equipment, directly translating into reduction of energy requirements.

Working with a customer's specifications, a production pump would include definition of performance goals, which translate into size, weight, materials, fluid to be pumped, etc. A production pump would require the design and development of production tooling for lower cost castings (aluminum, steel, other), or injection molded polymer devices.

Our completed efforts for the prototype RadMax™ Pump include the following metrics and results:
Size: 10-inch diameter
Weight: 140 pounds (estimated)
Material: All steel
Fluid: Any oil or water
Priming: Self-priming
Metrics: Volume per revolution, lift, head
Pressure: 500 psi (maximum)
Op Range: 0° C (32° F) to 100° C (212° F)
Speed: Up to 5000 RPM

Lynn Petersen, Vice President of Marketing for REGI U.S., Inc., states, "Based on the RadMax™ pump’s favorable evaluation, the Company expects to enter into agreements in the near future generating revenue for REGI U.S., Inc.”

ABOUT THE RADMAX™ PUMP

The RadMax™ Pump is positive-displacement device. It is extremely volume efficient, low weight, and quiet. The RadMax™ Pump is a 12-vane device that produces 48 pump actions every revolution. As a pump for water or fuel, the prototype 140-pound RadMax™ Pump has a theoretical displacement of more than 2,000 gpm at 3,600 rpm. The solution is scalable with minimal design changes, and many of the parts are interchangeable between different sized pumps.

ABOUT REGI U.S., INC.

REGI U.S., Inc. owns the U.S. rights to the Rand Cam™/RadMax™ rotary technology used in the revolutionary design of light weight and high efficiency engines, compressors and pumps. The RadMax™ engine has only two unique moving parts, the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This innovative design makes it possible to produce up to 24 continuous power impulses per one rotation that is vibration-free and extremely quiet. The RadMax™ engine also has multi-fuel capabilities allowing it to operate on fuels including gasoline, natural gas, hydrogen, propane and diesel. REGI U.S., Inc. and parent company Reg Technologies Inc. are currently designing and testing prototype RadMax™ diesel engines, compressors and pumps intended for aviation, automotive, industrial processes and military applications. For more information, please visit www.regtech.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contacts:	REGI U.S., Inc
John Robertson, 1-800-665-4616

Forward-Looking Statements

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Statements in this press release regarding Reg Technologies/REGI's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the Company's products and services, the Company's dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.